Filed by Procaps Group pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257222

Subject Companies: Procaps Group, S.A.

Union Acquisition Corp. II

Commission File No.: 001-39089

The following are Frequently Asked Questions that are available on Procaps Groups’ website at: https://investor.procapsgroup.com/company-information/faq

Is Procaps Group public? Can I trade Procaps Group?

Procaps Group will become a publicly traded company upon the completion of the definitive business combination agreement entered into on March 31, 2021 between Procaps Group and Union Acquisition Corp. II.  Union Acquisition Corp. II trades on the Nasdaq exchange under the symbol “LATN”.

What is Procaps Group’s stock symbol?

Upon the closing of the transaction, expected 3Q21, Procaps Group will trade on the Nasdaq exchange under the symbol “PROC”.

When was Procaps Group incorporated?

1977

Where is Procaps Group's headquarters located?

Calle 80 # 78B-201
Barranquilla 080020
Colombia

When is Procaps Group's fiscal year end?

December 31st

Who is Procaps Group's independent auditor?

Deloitte and Touche

How can I contact investor relations?

Chris Tyson/Doug Hobbs
SPAC Alpha IR+
(949) 491-8235
LATN@mzgroup.us

Under what generally accepted accounting principles does Procaps Group report?

Procaps Group reports their financial statements following the International Financial Reporting Standards (IFRS)

In what currency does Procaps Group report its financial results?

Procaps Group reports their financial results in USD

Who is Procaps Group's outside legal counsel?

Procaps Group is currently represented by Greenberg Traurig and Philippi Prietocarrizosa Ferrero DU & Uría

Can you discuss the historical revenue growth from 2018 to 2020, and your topline growth expectation starting in 2021? What changes have been or will be made to support the revenue trend expected?

Our small decline in revenue for the year ended December 31, 2020 was primarily due to the following reasons:

1.	Deliberate product rationalization (i.e., shift into products more profitable), resulting in significant EBITDA improvement.

2.	The implementation of our strategy to more efficiently manage our sales to distributors to reduce such distributors’ inventory on hand.

3.	The impact of exchange rate fluctuations (44% of our revenues are USD denominated and the rest mainly in COP and Brazilian Reais)

We believe these trends will reverse due to our growth during 2021 and favorable market dynamics, specifically in connection with new product launches. For example, in Colombia we have already launched 11 products in 2021 and our revenue increased by approximately 36% for the three months ended March 31, 2021 when compared to the three months ended March 31, 2020. In addition, we are expecting revenue growth of 37% for the six months ended June 30, 2021 when compared to the six months ended June 30, 2020.

We believe that our strategy will enable us to lower our inventories levels (which we expect will stabilize this year), decreasing our overall cost of sales.

Is there a focus on trying to gain market share from the big three in insulin after the FDA reclassification last year?

The focus of our Diabetrics segment/brand is to position it as one of the leaders in the Latin American Region. We believe this is possible because we believe that we offer an integral solution for the management of the chronic diabetes condition.

Recently we have launched the insulin Glargine (Wockhardt) in Colombia and are projecting to gain an important piece of the market share for this product category, which has been dominated primarily by Sanofi in the past.

Is most of the growth in the Diabetrics business projected to come from products or revenue from the Zutrics platform?

As part of our renewed e-Health focus through the Zutrics app, we expect that our Diabetrics segment/brand will not only grow from the development and launch of new products, but also through a complete digital solution 4.0 centered on a Value Based Healthcare model. We believe this platform will be our way of continuing our commitment to the well-being and quality of life for people with diabetes by focusing on the effective management of their chronic condition, all of which we believe will be supported by the culture of service, innovation and shared values that Procaps is known for.

What is the rough geographic makeup of that segment as well?

Currently, the Diabetrics segment is going through a geographic expansion; recently we have launched our integral solution in El Salvador and we are planning on continuing this expansion into other countries within the next few years. As for our insulin products, we are working hard with our partners and suppliers to make it available in other countries (within the region) at some point over the next couple of years.

Are you collaborating on some kind of cannabinoid-based softgels?

In Procaps, we have developed Neviot, a product to treat epilepsy. We have launched this product as an oral solution and we have also developed the encapsulated version in a soft gelatin capsule. This encapsulated version is in the process of approval by INVIMA so it may be officially launched in the market.

You have a $100mm oversubscribed PIPE. I believe there is no lockup. Is this correct?

There is no lock-up for the investors.

Are PIPE investors receiving any other incentive other than 1 share at $10? Warrants?

PIPE investors are receiving 1 share at $10, no warrants or other incentives.

Can you provide any color on the unnamed PIPE investors?

The PIPE was raised from a broad group of Latin American investors, healthcare investors and thought leaders. These include pan-regional funds such as Moneda Asset Management, as well as Chilean-based Consorcio Seguros, among several other unnamed global and healthcare investors

What are the most important drivers of the EBITDA margin expansion from 19.2% in 2018 to a projected 29.3% in 2023?

Recently, we’ve been focused across numerous initiatives to improve EBITDA margin, but most notably:

1.	Our deliberate product rationalization i.e., shift into products more profitable, resulting in significant EBITDA improvement;

2.	Scaling which will help leverage our fixed costs against higher revenues, decrease unit-level selling, general and administrative expenses; and

3.	All of the numerous other, smaller, actions that have been taken to manage gross margins and operational efficiencies.

These margins look extremely high. Do you think they will be sustainable and why is this the case?

We believe that the aforementioned initiatives and strategic efforts will enable a sustained pipeline of new product launches, allowing us to keep our pace of growth, profitability, and delivery for our clients.

Additionally, as we expected to re-invest 3% – 4% of gross revenues back into R&D annually, and we expect to reach a 25% product renewal ratio (up from 22% as of 2020).

The M&A roll-up strategy seems to be a big part of the business plan. I think you are looking to acquire LatAm pharma companies. How are you thinking about valuation multiples for these types of businesses?

Depending on the type of target to be considered (CDMO / B-to-B – Farma Procaps, VitalCare, Clinical Specialties / B-to-C) a variety of different market multiples could be considered. With regard to valuations, each asset has to be analyzed on an individual basis. We will analyze each opportunity to ensure it complements our current strategy and is value maximizing to Procaps’ shareholders.

Given your strong position in prescription and OTC drugs, how are you thinking about the online pharmacy opportunity? What is Procaps doing in this space right now and what is the strategy going forward?

As the online pharmacy opportunity is becoming more relevant as a go to market strategy, we have started to use this distribution channel to sell our product portfolio in our primary market. Also, we have developed the Zutrics app (as discussed above), which is a digital health platform that helps patient / doctors / insurance to manage the chronic disease of diabetes. We expect to roll it out to our other B-to-C businesses in the future.

What makes Procaps stand out from its competitors and what gives them the competitive advantage when it comes to consolidating LatAm pharma?

We believe that we are a unique investment case based on:

1.	Our position as a leading regional pharmaceutical player with global reach and a highly accomplished management team.

2.	Our strong in-House R&D capabilities that continue to drive attractive growth opportunities.

3.	Our innovative delivery mechanisms that allow us to transform branded generics into differentiated products.

4.	Our leading pharmaceutical integral CDMO segment (in terms of softgel production capacity) specialized in softgel.

5.	Our strong proprietary portfolio of branded Rx and OTC products.

As mentioned earlier, it’s because of these features and strengths that we believe Procaps is well positioned to capitalize on favorable market dynamics.